ALTI Private Equity Access and Commitments Fund

July 26, 2023

VIA EDGAR AND OVERNIGHT MAIL

Laura J. Riegel, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access and Commitments Fund and ALTI, LLC
File No. 812-15404

Dear Ms. Riegel:

This letter is in response to written comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 25, 2023 regarding an application for exemptive relief (the “Application”) relating to the ALTI Private Equity Access and Commitments Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	On the outside cover page and inside cover page, in the captions that indicate the requested relief, and in Section I, third paragraph, penultimate sentence (“Any of the Funds relying on…”), before the defined term “Application”, please clarify that the filed Application is the Third Amended and Restated Application.

The Fund has updated the Application as requested.

2.	In the first sentence of the penultimate paragraph of Section I, in order to comply fully with comment 5 of the staff’s comment letter dated June 21, 2023 (“Previous Comment Letter”), please clarify whether the Class A Shares and Class D Shares will be subject to front-end sales charges. We note that the current language speaks to sales loads generally without differentiating between various types of sales loads.

The Fund has updated the Application as requested.

3.	In the second paragraph of Section I.C., in order to comply fully with comment 7 of the Previous Comment Letter, please replace the first sentence with the following: “Shares may be subject to an early repurchase fee at a rate not to exceed 2.00 percent of the shareholder’s repurchase proceeds (‘Early Repurchase Fee’) if the interval between the date of the purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. [5]”

The Fund has updated the Application as requested.

4.	In Sections VII and VIII, please delete each occurrence of “Second Amended and Restated” before “Application”.

The Fund has updated the Application as requested.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna Pinedo

Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir